Mark P. Shuman

U.S. Securities and Exchange Commission

September 19, 2013

STANDARD DRILLING, INC.

870 Market Street, Suite 828

San Francisco, CA 94102

    September 20, 2013

VIA OVERNIGHT MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NW

Washington, DC 20549

Re:     Standard Drilling, Inc.

Amendment No. 6 to Form 8-K

Filed September 17, 2013

Revised Preliminary Information Statement on Schedule 14C

Filed September 17, 2013

File No. 000-51569

To the Commission:

On September 17, 2013, the Company filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 6 to its Form 8-K (“Amendment No. 6), which was originally filed with the Commission on February 14, 2013 (the “Original Form 8-K”).  The Company also filed on September 17, 2013 Amendment No. 6 to the Preliminary Information Statement on Schedule 14C (the “Revised Preliminary Information Statement”), which was originally filed with the Commission on March 1, 2013 (the “Original Preliminary Information Statement”).  On September 18, 2013, the Company received oral comments from Mr. Edwin Kim of the Commission Staff (the “Staff”). The Company is filing concurrently herewith Amendment No. 7 to the Original Form 8-K (“Amendment No. 7”) and the Information Statement on Schedule 14C in definitive form (the “Definitive Information Statement”).  A summary of each oral comment from the Staff has been included in this letter for your reference, and the Company’s response is presented below each comment.

Form 8-K filed on September 17, 2013

Risk Factors

If it is determined by the Securities and Exchange Commission or any other applicable regulatory authority that we are a broker-dealer, crowd-funding intermediary or financial advisor, and that we are out of compliance with the rules and regulations applicable to broker-dealers, crowd-funding intermediaries and/or financial advisors, we may be subject to civil and/or criminal penalties.

Mark P. Shuman

U.S. Securities and Exchange Commission

September 19, 2013

STAFF COMMENT:

1.

Revise this risk factor disclosure to provide a more detailed description of the risks related to a determination that the Company is a broker-dealer, investment adviser or crowd-funding intermediary.  The Company’s discussion should include a description of any additional regulatory/reporting requirements, as well as associated costs, that the Company may incur if the Company is required to register with the Commission as a broker-dealer, investment advisor or crowd-funding intermediary.  The Company should remove language that mitigates the risks described in the risk factor.

In response to the Staff’s comment, we have included in Amendment No. 7 to the Original Form 8-K the following disclosure:

If it is determined by the Securities and Exchange Commission or any other applicable regulatory authority that we are a broker-dealer, crowd-funding intermediary or financial advisor, and that we are out of compliance with the rules and regulations applicable to broker-dealers, crowd-funding intermediaries and/or financial advisors, we may be subject to civil and/or criminal penalties.

If it is deemed that we are out of compliance with such rules and regulations, we may be subject to civil and/or criminal penalties.

If the Commission determines that we are a broker-dealer, investment adviser or crowd-funding portal, we would need to register with the SEC.  Section 3(a)(4) of the Securities Exchange Act states that a “broker” is “any person engaged in the business of effecting transactions in securities for the account of others.”  Such brokers (and dealers) are required to be registered under section 15(a)(1) of the act, which makes it unlawful for “any broker or dealer . . . to effect any transactions in, or to induce or attempt to induce the purchase or sale of, any security . . . unless such broker or dealer is registered.  If the Commission determines that we are an investment advisor, we must register as an investment adviser with the Commission pursuant to the Investment Adviser Act.  Section 202(a)(11) of the Investment Adviser Act defines an investment adviser as any person or firm that (i)for compensation; (ii) is engaged in the business of; (iii) providing advice to others or issuing reports or analyses regarding securities.

Registration requirements for broker-dealers and investment advisers are significant and burdensome.  Broker-dealers must register with the SEC by filing an application on a Form BD, become a member of a self-regulatory organization such as the Financial Industry Regulatory Authority, as well as a member of the Securities Investor Protection Corporation.  Further, broker-dealers are required to be licensed in the states where they conduct business as a broker-dealer, and certain individuals employed by broker-dealers must also pass certain exam qualification requirements, such as the Series 7 exam.  In addition, if the Company is deemed an investment advisor and required to register with the Commission as an investment adviser, the Company will have be subject to the requirements of the Investment Advisers Act.  The

Mark P. Shuman

U.S. Securities and Exchange Commission

September 19, 2013

Investment Advisers Act contain the following requirements:  (i) fiduciary duties to clients; (ii) substantive prohibitions and requirements; (iii) contractual requirements; (iv) recordkeeping requirements; and (v) administrative oversight by the SEC, primarily by inspection.  Requirements and obligations imposed on broker-dealers, investment advisers and crowd-funding intermediaries can be burdensome and costly.  For example, if the Commission determines that we are an “Internet Investment Adviser” and that we use an interactive website to provide investment advice, this would mean that because our Entrepreneur Members can come from any state, at any time, as a practical matter, we would have to register as an investment adviser in every state.

If any of our Members engage in the unregistered sale of securities through the use of our website or otherwise without an exemption from registration under the Securities Act of 1933, our members could be subject to civil and/or criminal liability,

STAFF COMMENT

2.

Revise this risk factor disclosure to remove any legal opinions or conclusions regarding the Company’s liability relating to any of the Company’s Members engaging in an unregistered sale of non-exempt securities.  To the extent any legal conclusions are stated, the Company must provide support for such statements.  Further, the risk factor disclosure should describe the Company’s liability relating to any of the Company’s Members engaging in an unregistered sale of non-exempt securities.

In response to the Staff’s comment, we have included the following disclosure:

If any of our Members engage in the unregistered sale of securities through the use of our website or otherwise without an exemption from registration under the Securities Act of 1933, our members could be subject to civil and/or criminal liability,  Members that are found to be civilly or criminally liable for the unregistered sale of non-exempt securities could seek to hold EFactor liable.

Our website, and the services offered in connection with our website, is made available by EFactor for educational purposes only, to provide a networking platform for entrepreneurs and to give you general information and a general understanding of available financing opportunities.  Although our website and related services are not meant to facilitate, support or negotiate any transactions involving the offer to purchase or sale or the purchase or sale of securities, it is possible that our members, while using our website, will facilitate a transaction involving the unregistered purchase or sale of non-exempt securities.  Engaging in an unregistered offer to purchase or sale or the purchase or sale of securities without a valid exemption from registration under the Securities of 1933 could result in a member being subject to civil or criminal liability.  A member that is held civilly or criminally liable for the unregistered purchase or sale of non-exempt securities could seek to hold EFactor liable.  Defending against any such actions could be costly to EFactor and may require the time and effort of EFactor’s management which would otherwise be spent overseeing EFactor’s

Mark P. Shuman

U.S. Securities and Exchange Commission

September 19, 2013

operations.  Further, should any member be successful in any such action, EFactor could be required to pay a significant amount of funds as damages.  This may have a material adverse impact on our operations.

Amendment No. 6 to Preliminary Information Statement on Schedule 14C filed on September 17, 2013

STAFF COMMENT

1.

Include in your Information Statement the financial statements and management’s discussion and analysis of financial condition and results of operations from your current report on Form 8-K, as amended on September 17, 2013.

In response to the Staff’s comment we have included the following language in its Information Statement on Schedule 14C, which it has now filed in definitive form:

Definitive Information Statement on Schedule 14C

Where You Can Find More Information

Incorporated by reference to the Schedule 14c Information Statement is  Form 8K/A as filed with the Securities and Exchange Commission on September 20, 2013 is the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the twelve month period ended  December 31, 2012 and 2011, which is found on pages 37-49. Also

Incorporated by reference is the Company’s Audited Financial Statements for the twelve month period ended  December 31, 2012 and 2011, which is found under Item 9.01 Exhibit A found after page 76 beginning with page 1 in a new numerical sequence, through page 12.

Incorporated by reference to the Schedule 14c Information Statement is Form 10Q for the March 31st 2013 Quarter as filed with the Securities and Exchange Commission on May 20, 2013 is the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three month period ended March 31, 2013 and 2012, which is found on pages 13-18. Also Incorporated by reference is the Company’s Unaudited Financial Statements for the three month period ended March 31, 2013 and 2012, which is found on pages 3-12.

Incorporated by reference to the Schedule 14c Information Statement is Form 10Q for the June 30th 2013 Quarter as filed with the Securities and Exchange Commission on August 13, 2013 is the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and six month period ended June 30, 2013 and 2012, which is found on pages 14-21. Also Incorporated by reference is the Company’s Unaudited Financial Statements for the three and six month period ended June 30, 2013 and 2012, which is found on pages 4 -13.